MATTHEW ROSSITER	March 22, 2016	EMAIL MROSSITER@FENWICK.COM Direct Dial (415) 875-2372

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Christian Windsor
Tabatha McCullom
Mary Mast
Eric Envall

Re:	AnaptysBio, Inc.
Registration Statement on Form S-1
Initially Filed September 9, 2015
File No. 333-206849

Ladies and Gentlemen:

On behalf of AnaptysBio, Inc. (the “Company”) we are transmitting this letter to provide for the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) portions of the above referenced Registration Statement on Form S-1 originally filed by the Company with the Commission on September 9, 2015, and most recently amended by Amendment No. 2 filed by the Company with the Commission on February 16, 2016 (the “Registration Statement”). These portions are attached as Exhibit A to this letter and contain certain proposed changes to be included in the preliminary prospectus that reflect the stock split, the price range and the estimated proceeds to the Company from the offering. The preliminary prospectus as filed with the Commission will also contain additional changes throughout the entire document to reflect, in particular, the stock split.

The Company appreciates the Staff’s willingness to accommodate the Company and respectfully requests that the Staff review Exhibit A in advance of the filing of the preliminary prospectus.

*********

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

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Should the Staff have questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2372.

Sincerely,

/s/ Matthew Rossiter

Matthew Rossiter

cc:

Hamza Suria, Chief Executive Officer

AnaptysBio, Inc.

Effie Toshav, Esq.

Robert A. Freedman, Esq.

Melissa V. Frayer, Esq.

Fenwick & West LLP

Charles Kim, Esq.

Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

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Exhibit A

[*]

* Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

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